Exhibit 4.2

EXECUTION VERSION

SECOND AMENDMENT TO SECOND AMENDED AND RESTATED NOTE PURCHASE AND PRIVATE SHELF AGREEMENT

This Second Amendment dated as of May 19, 2020 (this “Second Amendment”) to the Second Amended and Restated Note Purchase and Private Shelf Agreement dated as of August 6, 2019, as amended by the First Amendment dated as of January 31, 2020 (as amended, the “Note Agreement”) is between Modine Manufacturing Company, a Wisconsin corporation (the “Company”), PGIM, Inc. (“Prudential”) and each holder of the Series A Notes, the Series B Notes and the Series C Notes (collectively, the “Noteholders”).

RECITALS:

A.          The Company, Prudential and the Noteholders are parties to the Note Agreement pursuant to which the Notes (as defined therein) are outstanding.

B.          The Company has requested, among other things, that Prudential and the Noteholders agree to certain amendments to the Note Agreement, as set forth below.

C.           Subject to the terms and conditions set forth herein, the Noteholders are willing to amend the Note Agreement in the respects, but only in the respects, set forth in this Second Amendment.

D.          Capitalized terms used herein shall have the respective meanings ascribed thereto in the Note Agreement, as amended hereby, unless herein defined or the context shall otherwise require.

E.           All requirements of law have been fully complied with and all other acts and things necessary to make this Second Amendment a valid, legal and binding instrument according to its terms for the purposes herein expressed have been done or performed.

NOW, THEREFORE, in consideration of good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Noteholders do hereby agree as follows:

SECTION 1.       AMENDMENTS.

Effective as of the Effective Date (as defined in Section 3 hereof), the Company and the Noteholders agree that the Note Agreement is amended as follows:

1.1          Section 7.1(b) of the Note Agreement is hereby amended and restated in its entirety to read as follows:

(b)          Annual Statements – within 90 days (or such shorter period as is 15 days greater than the period applicable to the filing of the Company’s Annual Report on Form 10-K (the “Form 10-K”) with the SEC regardless of whether the Company is subject to the filing requirements thereof) after the end of each Fiscal Year of the Company (other than respect to its Fiscal Year closing on or about March 31, 2020, which shall require delivery by the later of (i) within 90 days of such closing and (ii) the date that the Form 10-K of the Company for such fiscal year would be required to be filed under the rules and regulations of the SEC, giving effect to any automatic extension available thereunder for the filing of such form), duplicate copies of,

1.2         Section 7.2(a) of the Note Agreement is hereby amended and restated in its entirety to read as follows:

(a)        Covenant Compliance – the information (including detailed calculations) required in order to establish whether the Company was in compliance with the requirements of Section 10.1, the last paragraph of Section 10.2, Section 10.3 and the last paragraph of Section 10.4, any Additional Covenants of the type contemplated in clause (ii) of the definition thereof and the Adjusted Leverage Ratio during the quarterly or annual period covered by the statements then being furnished (including with respect to each such Section, where applicable, the calculations of the maximum or minimum amount, ratio or percentage, as the case may be, permissible under the terms of such Sections, and the calculation of the amount, ratio or percentage then in existence); and

1.3         Section 9.11 of the Note Agreement is hereby amended and restated in its entirety to read as follows:

9.11        Excess Leverage Fee

(a)          From and after the Second Amendment Effective Date through and including December 31, 2021 (such period, the “Adjusted Leverage Period”), the Company agrees to pay to each holder of a Note (including but not limited to the holders of the Series A Notes, the Series B Notes and the Series C Notes) a fee (an “Increased Leverage Period Fee”) on the daily average outstanding principal amount of such Note during the Adjusted Leverage Period at a rate of 0.50% per annum.  The Increased Leverage Period Fee with respect to each Note during the Adjusted Leverage Period shall be calculated on the same basis as interest on such Note is calculated and, shall be paid in arrears within three Business Days after the last day of each applicable Fiscal Quarter during the Adjusted Leverage Period.  The payment of any Increased Leverage Period Fee shall not constitute a waiver of any Default or Event of Default.

(b)        Without limiting the Company’s obligations under Section 10.1 hereof, during the Adjusted Leverage Period if the Company’s Adjusted Leverage Ratio is greater than 3.50 to 1.00 as of the last day of such Fiscal Quarter, in addition to the interest accruing on the Notes, the Company agrees to pay to each holder of a Note (including but not limited to the holders of the Series A Notes, Series B Notes and Series C Notes) a fee (an “Excess Adjusted Leverage Fee”) on the daily average outstanding principal amount of such Note during such Fiscal Quarter at a rate of 0.25% per annum; provided that, the rate at which the Excess Adjusted Leverage Fee is calculated shall be increased to 0.50% per annum for any Fiscal Quarter for which the Company’s Adjusted Leverage Ratio is greater than 4.00 to 1.00.  The Excess Adjusted Leverage Fee with respect to each Note for any Fiscal Quarter shall be calculated on the same basis as interest on such Note is calculated and, subject to the last sentence of this Section 9.11(b), shall be paid in arrears within three Business Days after the date the Company provides the financial statements for such Fiscal Quarter or Fiscal Year, with respect to the last quarterly fiscal period of a Fiscal Year, as required by Section 7.1(a) or 7.1(b) hereof, as applicable, and the related compliance certificate required by Section 7.2(b).  The payment of any Excess Adjusted Leverage Fee shall not constitute a waiver of any Default or Event of Default.  If for any reason the Company fails to deliver the financial statements required by Section 7.1(a) or 7.1(b) hereof or the related compliance certificate required by Section 7.2(b) hereof for a Fiscal Quarter or Fiscal Year during the Adjusted Leverage Period within 30 days after the date such financial statements and compliance certificate are required to be delivered, then the Company shall be deemed to have an Adjusted Leverage Ratio as of the end of such Fiscal Quarter of greater than 4.00 to 1.00 for the purposes of this Section 9.11(b), and an Excess Adjusted Leverage Fee calculated at 0.50% per annum, shall become immediately due with respect to the related Fiscal Quarter.

(c)         Without limiting the Company’s obligations under Section 10.1 hereof, after December 31, 2021, for any Fiscal Quarter for which the Adjusted Leverage Ratio is greater than 3.25 to 1.00 as of the last day of such Fiscal Quarter, in addition to the interest accruing on the Notes, the Company agrees to pay to each holder of a Note (including but not limited to the holders of the Series A Notes, Series B Notes and Series C Notes) a fee (an “Post 2021 Leverage Fee”; and together with the Increased Leverage Period Fee and the Excess Adjusted Leverage Fee, each an “Excess Leverage Fee”) on the daily average outstanding principal amount of such Note during such Fiscal Quarter at a rate of 0.50% per annum provided that, the rate at which the Post 2021 Leverage Fee is calculated shall be increased to 0.75% per annum for any Fiscal Quarter for which the Company’s Adjusted Leverage Ratio is greater than 3.75 to 1.00.  The Post 2021 Leverage Fee with respect to each Note for any Fiscal Quarter shall be calculated on the same basis as interest on such Note is calculated and, subject to the last sentence of this Section 9.11(c), shall be paid in arrears within three Business Days after the date the Company provides the financial statements for such Fiscal Quarter or Fiscal Year, with respect to the last quarterly fiscal period of a Fiscal Year, as required by Section 7.1(a) or 7.1(b) hereof, as applicable, and the related compliance certificate required by Section 7.2(b).  The payment of any Post 2021 Leverage Fee shall not constitute a waiver of any Default or Event of Default.  If for any reason the Company fails to deliver the financial statements required by Section 7.1(a) or 7.1(b) hereof or the related compliance certificate required by Section 7.2(b) hereof for a Fiscal Quarter or Fiscal Year as to which an election pursuant to the proviso in Section 10.1 is in effect within 30 days after the date such financial statements and compliance certificate are required to be delivered, then the Company shall be deemed to have an Adjusted Leverage Ratio as of the end of such Fiscal Quarter of greater than 3.75 to 1.00 for the purposes of this Section 9.11(b), and a Post 2021 Leverage Fee calculated at 0.75% per annum shall become immediately due with respect to the related Fiscal Quarter.

1.4         Section 10.1 of the Note Agreement is hereby amended and restated in its entirety to read as follows:

Section 10.1          Limitations on Consolidated Total Debt.  The Company will not permit the Leverage Ratio, as of the end of each Fiscal Quarter set forth in the table below, to be greater than the Leverage Ratio set forth in such table for such Fiscal Quarter:

Fiscal Quarter Ending	Leverage Ratio

June 30, 2020	4.00 to 1.00

September 30, 2020	4.75 to 1.00

December 31, 2020	5.25 to 1.00

March 31, 2021	5.75 to 1.00

June 30, 2021	4.75 to 1.00

September 30, 2021	3.75 to 1.00

December 31, 2021	3.50 to 1.00

March 31, 2022 and each Fiscal Quarter ending thereafter	3.25 to 1.00

provided that, only after the maximum Leverage Ratio permitted under this Section 10.1 has been equal to or less than 3.25 to 1.00 for one (1) full Fiscal Quarter following the Second Amendment Effective Date, upon the written election by the Company delivered to the holders of the Notes not later than the last day of the Fiscal Quarter in which a Permitted Acquisition with a cash purchase price exceeding $50,000,000 (any such Permitted Acquisition, a “Specified Acquisition”) is consummated (any such Fiscal Quarter, a “Specified Quarter”), and subject to the compliance by the Company with the provisions of Section 9.11, the Leverage Ratio may be greater than 3.25 to 1.00 but not greater than (x) 3.75 to 1.00 for the applicable Specified Quarter and the Fiscal Quarter immediately following such Specified Quarter, (y) 3.50 to 1.00 for the second and third Fiscal Quarters immediately following such Specified Quarter and (z) 3.25 to 1.00 on the last day of any Fiscal Quarter thereafter.  After any such election is made by the Company, the Company shall be prohibited from making any additional election until after the maximum Leverage Ratio returns to 3.25 to 1.00 for at least two consecutive Fiscal Quarters.  Once the Company makes such an election permitted under this Section 10.1, it shall be in effect for the periods described above.

1.5          Section 10.2 of the Note Agreement is hereby amended by amending and restating in its entirety clause (j) to read as follows:

(j)          Debt consisting of Guaranties of the Company with respect to Debt of its Subsidiaries permitted under this Section 10.2, provided that the aggregate maximum amount of such Guaranties with respect to Debt of its Subsidiaries (other than (x) Guaranties with respect to Subsidiary Guarantors that are Domestic Subsidiaries and (y) Guaranties with respect to the Modine Austria Comfort Letters) permitted under this Section 10.2(j) at any time outstanding (based on the maximum amount of such Guaranties, net of any cash collateral or letter of credit provided with respect to such Guaranties or the related Debt) shall not exceed $150,000,000;

1.6         Section 10.4 of the Note Agreement is hereby amended by (a) replacing the reference to “this clause (gg)” contained in clause (gg) with “this clause (hh)”, (b) re-numbering clause “(gg)” and “(hh)” to be “(hh)” and “(ii)”, respectively, (c) inserting a new clause (gg) and (d) amending and restating in its entirety the final paragraph therein, each to read as follows:

(gg)       Liens on assets pledged by Foreign Subsidiaries in connection with financing provided by foreign governments and/or foreign government-sponsored entities securing an aggregate amount of Debt and other obligations outstanding of no more than €25,000,000;

Notwithstanding anything herein to the contrary, the Company will not permit the aggregate principal amount of the obligations secured by Liens permitted pursuant to clauses (e) (only with respect to Qualified Receivables Transactions (other than factoring or similar transactions) and with respect to any Sale and Leaseback Transaction or securitization to the extent such Sale and Leaseback Transaction or such securitization constitutes an Off-Balance Sheet Liability), (f), (j), (v), (ff) and (hh) of this Section 10.4 (and, in each case, any extensions, refinancings, renewals, substitutions or replacements thereof pursuant to clause (ii) of this Section 10.4) immediately after giving effect to the incurrence, creation or assumption of such Liens, together with the aggregate principal amount of any other Liens outstanding pursuant to such clauses, would not exceed the greater of (i) $185,000,000 or (ii) 15% of Consolidated Tangible Assets (determined as of the last day of the most recent fiscal quarter for which financial statements shall have been delivered pursuant to Section 7.1(a) or Section 7.1(b) (or, prior to the delivery of any such financial statements, the last day of the last fiscal quarter included in the financial statements referred to in Section 5.5) when incurred, created or assumed.

1.7          Section 10.10(g) of the Note Agreement is hereby amended and restated in its entirety to read as follows:

(g)         the Company and its Subsidiaries may make any other Restricted Payment so long as (i) no Default or Event of Default has occurred and is continuing immediately prior to making such Restricted Payment or would arise upon giving effect (including pro forma effect) thereto and (ii) the aggregate amount of all Restricted Payments under this clause (g) during any Fiscal Year shall not exceed, in the aggregate, the following amounts:

For Fiscal Years ending on or prior to March 31, 2022:
If the Leverage Ratio	Aggregate Amount of Restricted Payments for such Fiscal Year
Is greater than or equal to 3.75 to 1.00	$0
Is less than 3.75 to 1.00 but greater than or equal to 2.75 to 1.00	$10,000,000
Is less than 2.75 to 1.00	No Limit

For Fiscal Years ending after March 31, 2022:
If the Leverage Ratio	Aggregate Amount of Restricted Payments for such Fiscal Year
Is greater than or equal to 3.00 to 1.00	$20,000,000
Is less than 3.00 to 1.00	No Limit

1.8         The second sentence of the penultimate paragraph of Section 10.10 of the Note Agreement is hereby amended and restated in its entirety to read as follows:

Notwithstanding the above, if the Leverage Ratio is greater than or equal to 3.75 to 1.00 or 3.00 to 1.00, as the case may be, as of the end of any Fiscal Year and the aggregate amount of Restricted Payments exceeded the limit set forth above for a Fiscal Year as to which the Leverage Ratio is greater than or equal to such ratio, then the amount of permitted Restricted Payments for the subsequent Fiscal Year (but not for any Fiscal Year after such subsequent Fiscal Year) shall be reduced by such excess, provided that such amount shall not be reduced to less than $1,000,000.

1.9          Section 10.11(f) of the Note Agreement is hereby amended and restated in its entirety to read as follows:

(f)          other loans and advances made in the ordinary course of business or otherwise to facilitate transactions permitted under this Agreement; provided that (i) such loans and advances (other than any loans or advances pursuant to the Modine Austria Comfort Letters) shall not exceed the greater of $150,000,000 and 10.0% of the consolidated total assets of the Company and its Subsidiaries (determined as of the last day of the most recent fiscal quarter for which financial statements shall have been delivered pursuant to Section 7.1(a) or Section 7.1(b) (or, prior to the delivery of any such financial statements, the last day of the last fiscal quarter included in the financial statements delivered under Section 7.1(a) or Section 7.1(b) of the Existing Note Agreement) in the aggregate at any time outstanding; (ii) not more than $125,000,000 of such $150,000,000/10% basket set forth in this clause (f) may be owing by Foreign Subsidiaries that do not have 65% or more of their Equity Interests pledged under Section 9.9(a)(i), and (iii) after giving effect to the making of any such loans or advances no Default or Event of Default shall have occurred and be continuing.  For purposes hereof, Foreign Subsidiaries organized under the laws of India or China shall be deemed to be Foreign Subsidiaries that do not have 65% or more of their Equity Interests pledged under Section 9.9(a)(i).

1.10       Section 10.12(y) of the Note Agreement is hereby amended and restated in its entirety to read as follows:

(y)         any other Investments, provided that:  (i) no Default or Event of Default exists at the time such Investment is made or would be caused thereby, and (ii) the aggregate amount of all such Investments plus the Acquisition Consideration paid or incurred in respect of Permitted Acquisitions (A) in any Fiscal Year ending on or prior to March 31, 2022 shall not exceed the Specified Shared Basket Amount (as defined in the immediately following sentence) at the time of the making of such Investment or such Permitted Acquisition, and (B) in any Fiscal Year ending after March 31, 2022, shall not exceed the greater of $75,000,000 and 5.0% of the consolidated total assets of the Company and its Subsidiaries (determined as of the last day of the most recent fiscal quarter for which financial statements shall have been delivered pursuant to Section 7.1(a) or Section 7.1(b)); provided that the foregoing dollar limitation under this clause (B) shall not apply if the pro forma Leverage Ratio after giving effect (including pro forma effect) to such Investment or Permitted Acquisition is less than or equal to 3.00 to 1.00. If at the time of the making of any Investment in reliance on this Section 10.2(y) or the making of any Permitted Acquisition, as applicable, (1) the pro forma Leverage Ratio after giving effect (including pro forma effect) to such Investment or Permitted Acquisition is 3.75 to 1.00 or greater, the Specified Shared Basket Amount in respect of such Investment or Permitted Acquisition shall be $0, (2) the pro forma Leverage Ratio after giving effect (including pro forma effect) to such Investment or Permitted Acquisition is less than 3.75 to 1.00 but greater than or equal to 2.75 to 1.00, the Specified Shared Basket Amount in respect of such Investment or Permitted Acquisition shall be the greater of $50,000,000 and 3.0% of the consolidated total assets of the Company and its Subsidiaries (determined as of the last day of the most recent fiscal quarter for which financial statements shall have been delivered pursuant to Section 7.1(a) or Section 7.1(b); and (3) the pro forma Leverage Ratio after giving effect (including pro forma effect) to such Investment or Permitted Acquisition is less than 2.75 to 1.00, the Specified Shared Basket Amount in respect of such Investment or Permitted Acquisition shall not be limited in amount.

1.11       The definition of “Consolidated EBITDA” contained in Schedule B of the Note Agreement is hereby amended by (a) changing the reference in the first sentence from “(l)” to “(n)”, (b) deleting the “and” at the end of clause (l), (c) replacing the “.” at the end of clause (m) with “; and” and (d) inserting a new clause (n) to read as follows:

(n)         Restructuring Charges solely in connection with, and directly related to, the exit of the automotive business segment, the details of which Restructuring Charges were disclosed by the Company to Prudential and the holders of Notes prior to the Second Amendment Effective Date, in an amount not to exceed (i) $25,000,000 in any Fiscal Year or (ii) $55,000,000 for all times after the Second Amendment Effective Date.

1.12       The definition of “Leverage Ratio” contained in Schedule B of the Note Agreement is hereby amended by (a) amending and restating subclause (i)(b) in its entirety and (b) adding a new paragraph immediately following such subclause to read as follows:

(b)        the amount by which the sum of 100% of the unrestricted cash of the Company and its Domestic Subsidiaries at such time that is not subject to any Lien other than in favor of the Collateral Agent or Permitted Encumbrances plus 100% of the unrestricted cash of the Foreign Subsidiaries at such time that is not subject to any Lien other than in favor of the Collateral Agent or Permitted Encumbrances and that is freely transferrable without restriction (which restriction has not been waived or terminated) to the United States (it being understood and agreed that “freely transferable” shall not be deemed to refer to (i) any procedures or limitations which are solely within the control of the Company or applicable Foreign Subsidiary and which do not require the approval or consent of any other third party or Governmental Authority or (ii) in the case of cash maintained in the People's Republic of China, the requirement to obtain approval from the State Administration of Foreign Exchange (“SAFE”) if, as of any date of determination, SAFE has not denied the then most recent approval request by the Company or any of its Subsidiaries to repatriate such cash out of the People's Republic of China), exceeds $5,000,000; provided that the maximum amount of cash that may be deducted pursuant to this clause (b) in connection with any calculation of the Leverage Ratio is $80,000,000,

Notwithstanding anything to the contrary set forth in this Agreement, it is understood and agreed that, solely for the purposes of testing compliance with Section 10.1(a) (and not, for the avoidance of doubt, for any other purpose under this Agreement), in connection with determining what portion of the Consolidated EBITDA attributable to the Dakota Assets should be included in Consolidated EBITDA for calculating the Leverage Ratio for (1) the Fiscal Quarter of the Company in which the Dakota Disposition is consummated (the “Specified Quarter”), the Consolidated EBITDA attributable to the Dakota Assets for the four consecutive Fiscal Quarters ending with the Specified Quarter, in an amount not to exceed $32,000,000, shall be included in the calculation of Consolidated EBITDA, (2) the first Fiscal Quarter of the Company ending after the Specified Quarter, the Consolidated EBITDA attributable to the Dakota Assets for the three consecutive Fiscal Quarters ending with the Specified Quarter shall be included in the calculation of Consolidated EBITDA, (3) the second Fiscal Quarter of the Company ending after the Specified Quarter, the Consolidated EBITDA attributable to the Dakota Assets for the two consecutive Fiscal Quarters ending with the Specified Quarter shall be included in the calculation of Consolidated EBITDA and (4) the third Fiscal Quarter of the Company ending after the Specified Quarter, the Consolidated EBITDA attributable to the Dakota Assets for only the Specified Quarter shall be included in the calculation of Consolidated EBITDA.

(b)          Schedule B to the Note Agreement is hereby amended by adding, or amending and restating, as applicable, the following definitions:

“Adjusted Consolidated EBITDA” means for any period, Consolidated EBITDA of the Company for such period determined without giving effect to clause (n) contained in the definition thereof.

“Adjusted Leverage Period” is defined in Section 9.11(a).

“Adjusted Leverage Ratio” means, as of the date of calculation, the ratio of (a) clause (i) of the definition of “Leverage Ratio” at such time to (b) the Company’s Adjusted Consolidated EBITDA for the then most recently ended four Fiscal Quarters.

“Dakota Assets” means the assets of the Company sold pursuant to the Dakota Disposition.

“Excess Adjusted Leverage Fee” is defined in Section 9.11(b).

“Excess Leverage Fee” is defined in Section 9.11(c).

“Increased Leverage Period Fee” is defined in Section 9.11(a).

“Modine Austria Comfort Letters” means (i) that certain Comfort Letter dated as of February 6, 2020 made by the Company in favor of Modine Austria GmbH and (ii) that certain Comfort Letter dated as of February 6, 2020 made by the Company in favor of Modine Austria Holding GmbH.

“Post 2021 Leverage Fee” is defined in Section 9.11(c).

“Second Amendment Effective Date” means May 19, 2020.

SECTION 2.       REPRESENTATIONS AND WARRANTIES.

2.1         To induce Prudential and the Noteholders to execute and deliver this Second Amendment (which representations shall survive the execution and delivery of this Second Amendment), the Company and each Subsidiary Guarantor represents and warrants to the Noteholders that:

(a)          this Second Amendment has been duly authorized, executed and delivered by it and this Second Amendment constitutes the legal, valid and binding obligation, contract and agreement of the Company enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws and equitable principles relating to or limiting creditors’ rights generally;

(b)          the Note Agreement, as amended by this Second Amendment, constitutes the legal, valid and binding obligations, contracts and agreements of the Company enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws and equitable principles relating to or limiting creditors’ rights generally;

(c)          the execution, delivery and performance by the Company of this Second Amendment (i) has been duly authorized by all requisite corporate action and, if required, shareholder action, (ii) does not require the consent or approval of any governmental or regulatory body or agency, and (iii) will not (A) violate (1) any provision of law, statute, rule or regulation applicable to the Company or its certificate of incorporation or bylaws, (2) any order of any court or any rule, regulation or order of any other agency or government binding upon it, or (3) any provision of any indenture, mortgage, deed of trust, loan, purchase or credit agreement, lease, or any other Material agreement or instrument to which it is a party or by which its properties or assets are or may be bound or affected, including without limitation the Credit Agreement, or (B) result in a breach or constitute (alone or with due notice or lapse of time or both) a default under, or require any consent or approval under, any indenture, deed of trust, agreement or other instrument referred to in clause (iii)(A)(3) of this Section 3.1(c);

(d)         upon giving effect to the amendments to the Note Agreement contained in this Second Amendment, all the representations and warranties contained in Section 5 of the Note Agreement and in the other Transaction Documents are true and correct in all material respects with the same force and effect as if made by the Company and the Subsidiary Guarantors on and as of the date hereof (provided that, notwithstanding any provision of this Amendment or the Note Agreement to the contrary, solely for purposes of making the representation and warranty set forth in Section 5.3 as a condition to the occurrence of the Second Amendment Effective Date, such Section 5.3 shall exclude changes or effects directly arising out of or otherwise directly related to the impact of the COVID-19 pandemic on the Company’s operations, as described in the Company’s Current Report on Form 8-K filed with the SEC on May 15, 2020); and

(e)          upon giving effect to the amendments to the Note Agreement contained in this Second Amendment, no Default or Event of Default shall be in existence.

SECTION 3.       CONDITIONS TO EFFECTIVENESS.

This Second Amendment shall not become effective until, and shall become effective on the date (the “Effective Date”) when, each and every one of the following conditions shall have been satisfied:

(a)          Executed counterparts of this Second Amendment, duly executed by the Company, the Subsidiary Guarantors, Prudential and the Noteholders, shall have been delivered to Prudential and the Noteholders;

(b)         The Noteholders shall have received an amendment to the Credit Agreement and all agreements and documents executed in connection therewith, and such amendment and other agreements and documents shall be satisfactory to Prudential and the Noteholders and shall become effective simultaneously with, or substantially simultaneously with, this Second Amendment;

(c)          Each Subsidiary required under the Note Agreement to be a party to the Subsidiary Guaranty as of the Effective Date shall have executed and delivered the Subsidiary Guaranty, or a joinder thereto, in form and substance reasonably satisfactory to the Required Holders, and the Subsidiary Guaranty shall be in full force and effect with respect to such Subsidiary, and such Subsidiary shall have complied with all other applicable provisions of Section 9.8 of the Note Agreement;

(d)         The representations and warranties of the Company and each Subsidiary Guarantor in this Second Amendment and in each of the other Transaction Documents to which it is a party shall be correct when made and on the Effective Date (subject to the proviso to Section 2.1(d) of this Amendment);

(e)          The Company shall have paid an amendment fee to each holder of Notes equal to ten basis points of the aggregate outstanding principal amount of Notes held by each such holder as of the Effective Date, which payment shall be made in the same manner and to the same accounts as for payments of interest pursuant to the Note Agreement; and

(f)         All corporate and other proceedings taken or to be taken in connection with the transactions contemplated hereby and all documents incident thereto shall be reasonably satisfactory in substance and form to the Noteholders, and the Noteholders shall have received all such counterpart originals or certified or other copies of such documents as it may reasonably request.

SECTION 4.       EXPENSES.

The Company hereby confirms its obligations under the Note Agreement, whether or not the transactions hereby contemplated are consummated, to pay, promptly after request by any Noteholder, all reasonable and documented out-of-pocket costs and expenses, including reasonable, documented and invoiced attorneys’ fees and expenses of one special counsel for each of the Noteholders, incurred by any Noteholder in connection with this Second Amendment or the transactions contemplated hereby, in enforcing any rights under this Second Amendment, or in responding to any subpoena or other legal process or informal investigative demand issued in connection with this Second Amendment or the transactions contemplated hereby.  The obligations of the Company under this Section 4 shall survive transfer by any Noteholder of any Note and payment of any Note.

SECTION 5.       REAFFIRMATION.

Each Subsidiary Guarantor hereby consents to the terms and conditions of this Second Amendment, including without limitation all covenants, representations and warranties, releases, indemnifications, and all other terms and provisions hereof, and the consummation of the transactions contemplated hereby, and acknowledges that its Guaranty under the Subsidiary Guaranty and its obligations under all other Transaction Documents to which it is a party remain in full force and effect and are hereby ratified and confirmed in all respects.

SECTION 6.       MISCELLANEOUS.

6.1          This Second Amendment shall be construed in connection with and as part of the Note Agreement, and except as modified and expressly amended by this Second Amendment, all terms, conditions and covenants contained in the Note Agreement and the Notes are hereby ratified and shall be and remain in full force and effect.  The Company and the Subsidiary Guarantors acknowledge and agree that no holder is under any duty or obligation of any kind or nature whatsoever to grant the Company any additional amendments or waivers of any type, whether or not under similar circumstances, and no course of dealing or course of performance shall be deemed to have occurred as a result of the amendments herein.

6.2        Any and all notices, requests, certificates and other instruments executed and delivered after the execution and delivery of this Second Amendment may refer to the Note Agreement without making specific reference to this Second Amendment but nevertheless all such references shall include this Second Amendment unless the context otherwise requires.

6.3         The descriptive headings of the various Sections or parts of this Second Amendment are for convenience only and shall not affect the meaning or construction of any of the provisions hereof.

6.4          This Second Amendment shall be governed by and construed in accordance with New York law.

6.5         The execution hereof by you shall constitute a contract between us for the uses and purposes hereinabove set forth, and this Second Amendment may be executed in any number of counterparts and by electronic means, each executed counterpart constituting an original, but all together only one agreement.

* * * * *

MODINE MANUFACTURING COMPANY

By:	/s/ Michael B. Lucareli
Name:	Michael B. Lucareli
Title:	Vice President, Finance and Chief Financial Officer

MODINE CIS HOLDING INC.

By:	/s/ Scott A. Miller
Name:	Scott A. Miller
Title:	Vice President

MODINE GRENADA LLC

By:	/s/ Scott A. Miller
Name:	Scott A. Miller
Title:	Vice President

[Signature Page - Second Amendment to Second Amended and Restated Note Purchase and Private Shelf Agreement]

ACCEPTED AND AGREED TO:

PGIM, INC.

By:	/s/ David Quackenbush
Vice President

THE PRUDENTIAL INSURANCE COMPANY
OF AMERICA

By:	/s/ David Quackenbush
Vice President

PRUCO LIFE INSURANCE COMPANY OF
NEW JERSEY
PRUCO LIFE INSURANCE COMPANY

By:	/s/ David Quackenbush
Assistant Vice President

[Signature Page - Second Amendment to Second Amended and Restated Note Purchase and Private Shelf Agreement]

PAR U HARTFORD LIFE & ANNUITY
COMFORT TRUST

By:	Prudential Arizona Reinsurance Universal
Company, as Grantor

By:	PGIM, Inc., as investment manager

By:	/s/ David Quackenbush
Vice President

PRUDENTIAL ANNUITIES LIFE ASSURANCE
CORPORATION
PRUDENTIAL LEGACY INSURANCE COMPANY
OF NEW JERSEY
PRUDENTIAL TERM REINSURANCE COMPANY
PRUDENTIAL ARIZONA REINSURANCE TERM
COMPANY

By:	PGIM, Inc., as investment manager

By:	/s/ David Quackenbush
Vice President

THE GIBRALTAR LIFE INSURANCE CO., LTD.
THE PRUDENTIAL LIFE INSURANCE COMPANY, LTD.

By:	Prudential Investment Management Japan
Co., Ltd., as Investment Manager

By:	PGIM, Inc., as Sub-Adviser

By:	/s/ David Quackenbush
Vice President

[Signature Page - Second Amendment to Second Amended and Restated Note Purchase and Private Shelf Agreement]